CONVERSION AGREEMENT

CONVERSION AGREEMENT (the "Agreement"), dated as of December 30, 2009, by and between A-Power Energy Generation Systems, Ltd., a company organized under the laws of British Virgin Islands, with headquarters located at No. 44 Jingxing Road, Tiexi District, Shenyang Liaoning Province, China 110021 (the "Company"), and __________________________ (the "Investor").

WHEREAS:

A.           The Investor purchased from the Company the senior convertible notes due 2014 convertible into the Company's Common Shares par value $0.0001 per share (the "Common Shares") in the aggregate principal amount plus accrued and unpaid interest thereon as set forth in Schedule 1 attached hereto (the "Existing Notes") pursuant to that certain Securities Purchase Agreement dated as of June 18, 2009 by and among the Company and the buyers signatories thereto (the "Securities Purchase Agreement").

B.           The Company and the Investor desire to enter into this Agreement, pursuant to which upon satisfaction of certain conditions, among other things, (x) the Investor will convert the Existing Notes pursuant to this Agreement and (y) the Company will issue upon conversion of the Existing Notes such number of Common Shares as is set forth in Schedule 1 attached hereto which shares shall be freely tradable immediately upon issuance on the Principal Market (as defined in the Securities Purchase Agreement) without any restriction under the securities laws, the rules and regulations of the Principal Market or otherwise (such freely tradable shares, the "Agreement Conversion Shares").

C.           Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to them in the Securities Purchase Agreement.

NOW, THEREFORE, the Company and the Investor hereby agree as follows:

1.	ISSUANCE OF AGREEMENT CONVERSION SHARES.

(a)           Closing.  Subject to satisfaction (or waiver) of the conditions set forth in Sections 5 and 6,  (i) the Investor shall convert the Existing Notes pursuant to this Agreement (the "Closing") and (ii) the Company at the Closing (as defined below) shall issue to the Investor the Agreement Conversion Shares free of any restrictive legend by electronic delivery at the balance account of the Investor at the Depositary Trust Company ("DTC") as set forth on Schedule 1 attached hereto.

(b)           Closing Date.  The date and time of the Closing (the "Closing Date") shall be 10:00 a.m., New York Time, on the date of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 5 and 6 below (or such later date as is mutually agreed to by the Company and the Investor).  The Closing shall occur on the Closing Date at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.  In no event shall the Closing Date be later than 2:00 p.m. (New York City time) on Thursday, December 31, 2009.

2.	INVESTOR'S REPRESENTATIONS AND WARRANTIES.

The Investor represents and warrants as of the date hereof and as of the Closing Date:

(a)           Validity; Enforcement.  This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and shall constitute the legal, valid and binding obligations of the Investor enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(b)           No Conflicts.  The execution, delivery and performance by the Investor of this Agreement and the consummation by the Investor of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Investor or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment  or decree (including federal and state securities laws) applicable to the Investor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Investor to perform its obligations hereunder.

3.	COMPANY'S REPRESENTATIONS AND WARRANTIES.

The Company represents and warrants as of the date hereof and as of the Closing Date:

(a)           Authorization; Enforcement; Validity.  The Company has the requisite power and authority to enter into and perform its obligations under this Agreement and to issue the Agreement Conversion Shares in accordance with the terms hereof.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including, without limitation, the issuance of the Agreement Conversion Shares have been duly authorized by the Company's Board of Directors and no further filing, consent, or authorization is required by the Company, its Board of Directors or its shareholders.  This Agreement has been duly executed and delivered by the Company, and shall constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(b)           Issuance of Securities.  The issuance of the Agreement Conversion Shares are duly authorized and, upon issuance in accordance with the terms of this Agreement, the Agreement Conversion Shares will be validly issued, fully paid and nonassessable, free from any restrictive legend and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the Investor being entitled to all rights accorded to a holder of Common Shares.

(c)           No Conflicts.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of the Company or any of its Subsidiaries, any capital stock of the Company or any of its Subsidiaries or the articles of association or bylaws of the Company or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws and regulations and the rules and regulations of the Principal Market and applicable laws of the British Virgin Islands and of China) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clause (ii) or clause (iii) above, to the extent such conflicts, defaults or violations could not reasonably be expected to have a "Material Adverse Effect."  As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations under this Agreement.

(d)           Consents.  Neither the Company nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement in accordance with the terms hereof.  All consents, authorizations, orders, filings and registrations which the Company is required to obtain prior to the Closing Date pursuant to the preceding sentence have been obtained or effected on or prior to the Closing Date, and the Company and its Subsidiaries are unaware of any facts or circumstances that might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence.  The Company is not in violation of the listing requirements of the Principal Market and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Agreement Conversion Shares in the foreseeable future.  The issuance by the Company of the Agreement Conversion Shares shall not have the effect of delisting or suspending the Common Shares from the Principal Market ; provided, however, that each of the parties to this Agreement understands and acknowledges that the Company is required to file an application to list certain additional securities with the Nasdaq Stock Market in respect of certain of the Agreement Conversion Shares.  The Company hereby undertakes to submit such application to the Nasdaq Stock Market no later than 5 business days after the Closing Date..

(e)           No Event of Default.  The Company represents and warrants to the Investor that after giving effect to the terms of this Agreement, no default or Event of Default (as defined in the Existing Notes) shall have occurred and be continuing as of the date hereof.

(f)           Disclosure.  The Company confirms that neither it nor any other Person acting on its behalf has provided Investor or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information other than the existence of the transactions contemplated by this Agreement.  The Company understands and confirms that Investor will rely on the foregoing representations made on the date hereof and as of the Closing Date in effecting transactions in securities of the Company.  All disclosure provided to Investor regarding the Company, or any of its Subsidiaries, their business and the transactions contemplated hereby, including furnished by or on behalf of the Company is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed, other than the occurrence of the Closing under this Agreement.  The Company acknowledges and agrees that no Investor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2.

4.	CERTAIN COVENANTS AND AGREEMENTS

(a)           Registration Statement.  The Company agrees and acknowledges that the Agreement Conversion Shares issued pursuant to the terms of this Agreement are registered for resale by the Investor pursuant to the Company's Registration Statement with SEC File No. 333-161983 (the "Registration Statement"), which was declared effective by the SEC on December 8, 2009 and which remains effective and available for the resale of the Agreement Conversion Shares. The Company covenants and agrees not to add any restrictive legends to the Agreement Conversion Shares and to file any required prospectus supplements to the Registration Statement.  No later than five (5) business days after the Closing Date, the Company shall file a prospectus supplement to the Registration Statement updating the existing prospectus with certain information concerning this Agreement.

(b)           Holding Period.  For the purposes of Rule 144, the Company acknowledges that the holding period of the Agreement Conversion Shares may be tacked onto the holding period of the Existing Notes and the Company agrees not to take a position contrary to this Section 4(b), and as a result, the Agreement Conversion Shares are freely tradable immediately upon issuance on the Principal Market without any restriction under the securities laws, the rules and regulations of the Principal Market or otherwise.

(c)            Fees and Expenses.  Except as otherwise set forth in this Agreement, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.  The Company shall pay all stamp and other taxes and duties levied in connection with the issuance of the Agreement Conversion Shares.

(d)           Existing Warrants.  Investor herby agrees that the conversion  of its Notes under this Agreement and the issuance of the Agreement Conversion Shares pursuant hereto shall not result in any adjustment to the Exercise Price (as defined in the Warrants) of any of its Warrants to Purchase Common Shares issued by the Company pursuant to the Securities Purchase Agreement.

(e)           Disclosure of Transactions and Other Material Information.  On or before 8:30 a.m., New York City time, on the first Business Day after this Agreement has been executed, the Company shall issue a press release and file a Current Report on Form 6-K describing the material terms of the transactions contemplated hereby in the form required by the 1934 Act and attaching a form of this Agreement and a form of the confirmation letter agreement executed contemporaneously with this Agreement as exhibits to such filing) (including all attachments, the "6 K Filing").  From and after the filing of the 6-K Filing with the SEC, the Investor shall not be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing.

(f)           Legal Opinions; Transfer Agent Fees.  The Company agrees to take all actions reasonably necessary, including the issuance by its legal counsel of any necessary legal opinions addressed to the transfer agent, to issue to the Agreement Conversion Shares without restriction and not containing any restrictive legend without the need for any action by the Investor.  The Company shall pay all fees and expenses of its transfer agent in connection with the transactions contemplated by this Agreement.

5.	COMPANY'S CLOSING DELIVERIES.

At the Closing, the Company shall deliver or cause to be delivered to the Investor the following:

(i)           The Agreement Conversion Shares registered in the name of the Investor free of any restrictive legend by electronic delivery at the applicable balance account of the Investor at the DTC.

(ii)           Such other documents relating to the transactions contemplated by this Agreement as the Investor or its counsel may reasonably request.

6.	INVESTOR'S CLOSING DELIVERIES.

At the Closing, promptly after confirmation of the receipt of the Agreement Conversion Shares in such Investor’s balance account at DTC, the Investor shall deliver or cause to be delivered to the Company the Investor’s Existing Notes.

7.	MISCELLANEOUS.

(a)           Governing Law; Jurisdiction; Jury Trial.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  The Company hereby appoints C T Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b)           Counterparts.  This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

(c)           Headings.  The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d)           Severability.  If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(e)           Entire Agreement; Amendments.  This Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Investor makes any representation, warranty, covenant or undertaking with respect to such matters.  No provision of this Agreement may be amended other than by an instrument in writing signed by the party against whom enforcement is sought.  No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. The Company has not, directly or indirectly, made any agreements with the Investor relating to the terms or conditions of the transactions contemplated hereby except as set forth or referenced herein as amended or cancelled by this Agreement

(f)           Notices.  Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be made in accordance with Section 9(f) of the Securities Purchase Agreement.

(g)           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Agreement Conversion Shares.

(h)           No Third Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(i)           Survival.  The representations and warranties of the Company and the Investor contained herein, and the agreements and covenants set forth herein shall survive the Closing.

(j)           Further Assurances.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k)           No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(l)           Remedies.  The Investor shall have all rights and remedies set forth in this Agreement and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law.  Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.  Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under this Agreement, any remedy at law may prove to be inadequate relief to the Investor.  The Company therefore agrees that the Investor shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

(m)           Currency.  Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars.  All amounts owing under this Agreement shall be paid in US dollars.  All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation.  "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Agreement, the US dollar exchange rate as published in The Wall Street Journal on the relevant date of calculation.

(n)           Judgment Currency.

(i)                      If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 7(n) referred to as the "Judgment Currency") an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

(a)                      the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(b)                      the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the "Judgment Conversion Date").

(ii)                      If in the case of any proceeding in the court of any jurisdiction referred to in Section 7(n)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(iii)                      Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

IN WITNESS WHEREOF, the Investor and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

COMPANY: A-POWER ENERGY GENERATION SYSTEMS, LTD.

By:
Name: John S. Lin
Title: COO

IN WITNESS WHEREOF, the Investor and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

INVESTOR:

By:
Name
Title

SCHEDULE 1

Principal Amount of Existing Notes Plus Accrued and Unpaid Interest Thereon and Make-Whole Amount	Number of Agreement Conversion Shares	Electronic Delivery Instructions